SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Trinity Biotech plc

(Name of Issuer)

Class A Ordinary Shares, $0.0109 par value per share

(Title of Class of Securities)

896438504**

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Class ‘A’ Ordinary Shares are represented by American Depository Shares (“ADS)”, with each ADS representing twenty Class ‘A’ Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896438504

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 896438504

1.	Names of Reporting Persons. Perceptive Credit Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 896438504

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 896438504

1.	Names of Reporting Persons. Perceptive Credit Holdings II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 896438504

1.	Names of Reporting Persons. Perceptive Credit Holdings III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) PN

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

(a)

This Amendment No. 1 to the Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors” or “Perceptive”), Perceptive Credit Advisors LLC (“Perceptive Credit Advisors”), Joseph Edelman (“Mr. Edelman”), Perceptive Credit Holdings II, L.P. (“Credit Fund II”) and Perceptive Credit Holdings III, L.P. (“Credit Fund III”, and together with Perceptive Advisors, Perceptive Credit Advisors, Mr. Edelman and Credit Fund II, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Credit Advisors serves as the investment advisor to each of Credit Fund II and Credit Fund III and as relying advisor under Perceptive Advisors. Perceptive Credit Opportunities GP, LLC is the general partner of each of Credit Fund II and Credit Fund III. Mr. Edelman is the managing member of Perceptive Credit Advisors. The agreement among the Reporting Persons to jointly file this Amendment No. 2 to the Schedule 13D in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 5 to Amendment No. 1 to the Schedule 13D filed on May 1, 2024.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of Perceptive Credit Advisors is managing funds engaged in lending. The principal business of each of Credit Fund II and Credit Fund III are to engage in lending. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors and other related entities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than the previously announced settlement order entered into by Perceptive Advisors with the Securities and Exchange Commission dated September 6, 2022 (File No. 3-21031).

(f)

Perceptive Advisors and Perceptive Credit Advisors are Delaware limited liability companies. Mr. Edelman is a United States citizen. Credit Fund II and Credit Fund III are Delaware limited partnerships.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 2 to the Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 227,409,962 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer’s prospectus supplement filed with the SEC on August 28, 2024, and, with respect to Credit Fund III, assumes the exercise of the 1,000,000 Warrants held by Credit Fund III into 1,000,000 ADSs representing 20,000,000 Ordinary Shares.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 2 to the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

PERCEPTIVE CREDIT ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE CREDIT HOLDINGS II, L.P.

By:	Perceptive Credit Opportunities GP, LLC,
its general partner

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

PERCEPTIVE CREDIT HOLDINGS III, L.P.

By:	Perceptive Credit Opportunities GP, LLC,
its general partner

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member